CONFIDENTIAL

FOR COMMISSION USE ONLY

6525 Viscount Road

Mississauga, Ontario, Canada L4V1H6

(905) 672-1900

5519 West Idlewild Avenue, Suite 100

Tampa, Florida, United States 33634

(813) 313-1800

June 8, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Cott Beverages, Inc.
Registration Statement on Form S-4, Filed January 22, 2010
File No. 333-164493

Ladies and Gentlemen:

Cott Corporation, Cott Beverages, Cott Holdings Inc. Cott USA Corp., Cott Vending Inc., Cott Beverages Limited, Cott Retail Brands Limited, Cott Limited, Cott Europe Trading Limited, Cott Private Label Limited, Cott Nelson (Holdings) Limited, Cott (Nelson) Limited, Interim BCB, LLC, CB Nevada Capital Inc., Cott USA Finance LLP, 2011438 ONTARIO LIMITED, 804340 ONTARIO LIMITED, 967979 ONTARIO LIMITED, and 156775 CANADA INC. (taken, together , the “Registrants”) have filed with the Securities and Exchange Commission (the “Commission”) a joint Registration Statement on Form S-4 (the “Registration Statement”) in connection with the Companies’ proposed offer (the “Exchange Offer”) to exchange an aggregate principal amount of up to $215,000,000 8.375% Senior Notes due 2017 (the “Old Notes”) for up to $215,000,000 8.375% Senior Notes due 2017 (the “New Notes”). The obligations of the Companies under the New Notes will be guaranteed by the Guarantors.

This letter is to supplementally advise the Commission that the Registrants are registering the Registrants’ Exchange Offer in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

The Registrants hereby represent that they and their affiliates have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any securityholder using the Exchange Offer to participate in a distribution of the securities to be acquired in the Exchange Offer (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction, and (ii) if such person is a broker-dealer who acquired Old Notes for its own account as a result of market-making activities or other trading activities and who receives New Notes pursuant to the Exchange Offer, such person may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes received in respect of such Old Notes pursuant to the Exchange Offer, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to the resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer). The Registrants acknowledge that such a secondary resale transaction by a person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Registrants also hereby represents that it will include in the offering material, including in the Letter of Transmittal, if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market making activities or other trading activities, an acknowledgment that such holder will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer.

The Registrants also hereby represent that they will include a representation in the offering material, including the Letter of Transmittal, to the effect that, by accepting the Exchange Offer, the exchange offeree represents to the Registrants that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

Very truly yours,

COTT CORPORATION COTT BEVERAGES INC COTT HOLDINGS INC. COTT USA CORP. COTT VENDING INC. INTERIM BCB, LLC 2011438 ONTARIO LIMITED 804340 ONTARIO LIMITED 967979 ONTARIO LIMITED 156775 CANADA INC

By	/s/ Neal Cravens
Name: Neal Cravens
Title: Chief Financial Officer

COTT BEVERAGES LIMITED COTT (NELSON) LIMITED COTT NELSON (HOLDINGS) LIMITED COTT PRIVATE LABEL LIMITED COTT EUROPE TRADING LIMITED COTT LIMITED COTT RETAIL BRANDS LIMITED

By	/s/ Gregory N. Leiter/
Name: Gregory N. Leiter
Title: Director

COTT USA FINANCE LLC CB NEVADA CAPITAL INC.

By	/s/ Ceaser Gonzalez
Name: Ceaser Gonzalez
Title: President

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